Van Kampen High Income Trust (VIT)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on July 22, 2005, the shareholders of Van Kampen High Income Trust (the "Target Fund") approved an Agreement and Plan of Reorganization, dated February 3, 2005, between the Target Fund and Van Kampen High Income Trust II (the "Acquiring Fund"), the termination of the registration of the Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of the Target Fund under applicable state law.

Common shares:

For:  7,030,085.628       Against:  403,588.895          Abstain:
436,945.022


Preferred shares:

For: 188            Against:  0         Abstain:  0